

January 14, 2011

David H. Dingus
Principal Executive Officer
AZZ incorporated
One Museum Place, Suite 500
3100 West Seventh Street
Fort Worth, Texas 76107

> **Re:** **AZZ incorporated**
> **Form 10-K for the Fiscal Year Ended February 28, 2010**
> **Filed May 12, 2010**
> **Definitive Proxy Statement**
> **Filed June 1, 2010**
> **Form 10-Q for the Period Ended August 31, 2010**
> **Filed October 1, 2010**
> **File No. 001-12777**

Dear Mr. Dingus:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 28, 2010

Item 1. Business, page 1

Electrical and Industrial Products Segment, page 1

1. Provide all of the revenue information required by Item 101(d) of Regulation S-K. You provided international sales data for only your last fiscal year.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation, page 14

Overview, page 14

2. Expand your overview section to provide a more robust executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned when evaluating the company's financial condition and operating results. A good introduction or overview would:

   - include economic or industry-wide factors relevant to the company. We note, for example, that historically revenues from you galvanizing services segment follow closely the condition of the industrial sector of the general economy;
   - to the extent necessary or useful to convey this information, discuss the company's principal line(s) of business, location or locations of operations, and principal products and services (but an introduction should not merely duplicate disclosure in the description of business section); and
   - provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges, and risks. For example, you might discuss backlog trends in your electrical and industrial products segment. As another example, you might discuss your stated strategy to continue the geographic expansion of your galvanizing services segment through acquisitions.

   - For more information, refer to Part III.A. of the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, dated December 29, 2003).

Liquidity and Capital Resources, page 19

3. Expand your current disclosure to provide a discussion of long-term liquidity. Note that we consider long-term liquidity to be the period of time in excess of the next 12 months. See Instruction 5 to Item 303(a) of Regulation S-K.

Definitive Proxy Statement

Potential Payments Upon Termination or Change of Control, page 29

4. Include as exhibits your employment agreements with Messrs. Dingus and Perry and the respective change of control agreements for your named executive officers. Briefly describe the material terms of the employment agreements referenced above. See Item 601(b)(10) of Regulation S-K.

Form 10-Q for the Period Ended August 31, 2010

Item 1. Legal Proceedings, page 22

5. We are unable to find the memorandum of understanding with plaintiffs from the North American Galvanizing & Coatings, Inc. stockholder complaint. Please file this agreement promptly, or tell us why it need not be filed.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

David H. Dingus
AZZ incorporated
January 14, 2011
Page 4

You may contact Joseph Cascarano, Staff Accountant, at 202-551-3376 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert Bartelmes for
Larry Spirgel
Assistant Director